Exhibit 99.1

AMAYA MAKES FINAL PAYMENT ON RATIONAL GROUP DEFERRED PURCHASE PRICE

Montreal, Canada – May 31, 2017 – Amaya Inc. (Nasdaq: AYA; TSX: AYA) today announced that it has made its final payment on the deferred purchase price obligation for its acquisition of the Rational Group in August 2014. Amaya used cash flow from operations to make the payment, which included the remaining balance of $47.5 million and approximately $870,000 of associated fees. As previously announced, Amaya paid $200 million of the deferred purchase price in November 2016, $75 million in February 2017 and a further $75 million in April 2017. All dollar ($) amounts are in U.S. dollars.

About Amaya

Amaya is a leading provider of technology-based products and services in the global gaming and interactive entertainment industries. Amaya ultimately owns gaming and related consumer businesses and brands including PokerStars, PokerStars Casino, BetStars, Full Tilt, StarsDraft, and the PokerStars Championship and PokerStars Festival live poker tour brands (incorporating aspects of the European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and the Asia Pacific Poker Tour). These brands have more than 111 million cumulative registered customers globally and collectively form the largest poker business in the world, comprising online poker games and tournaments, sponsored live poker competitions, marketing arrangements for branded poker rooms in popular casinos in major cities around the world, and poker programming and content created for television and online audiences. Amaya, through certain of these brands, also offers non-poker gaming products, including casino, sportsbook and daily fantasy sports. Amaya, through certain of its subsidiaries, is licensed or approved to offer, or offers under third party licenses or approvals, its products and services in various jurisdictions throughout the world, including in Europe, both within and outside of the European Union, the Americas and elsewhere. In particular, PokerStars is the world’s most licensed online gaming brand, holding licenses or related operating approvals in 17 jurisdictions.

For investor relations, please contact:

Tim Foran

Tel: +1.416.545.1325

ir@amaya.com

For media inquiries, please contact:

Eric Hollreiser

Press@amaya.com